UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

(Check on): _X_ Form 10-K __ Form 20-F __ Form 11-K __ Form 10-Q __ Form N-SAR


For Period Ended:   June 30, 2000
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________________

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_____________________________________________________________________________

PART 1-REGISTRANT INFORMATION

     Amplicon, Inc.
_________________________________________________________
Full Name of Registrant:

_________________________________________________________
Former Name if Applicable

     5 Hutton Centre Drive, Suite 500
_________________________________________________________
Address of Principal Executive Office (Street and Number)

     Santa Ana, CA  92707
_________________________________________________________
City, State and Zip Code

PART II-Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)
   (a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or
x portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable  detail the reasons why the Form  10-K,
11-K, 10-Q, N-SAR, or the  transition report or portion  thereof,
could not  be filed  within the prescribed time period.   (Attach
Extra Sheets if Needed)

The Company expected to receive final approval of its application to form a bank subsidiary prior to September 28, 2000. The Company did not and its application to form a bank subsidiary is pending. As a result, the Company requires additional time to complete its Report on Form 10-K. Management expects to file a completed Form 10-K by the extended due date.

PART IV-OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

        S. Leslie Jewett          (714)              751-7551
    _____________________      ___________      __________________
           (Name)              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                             X Yes      No
                                                   __       __

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? Yes X No
                                                       __    __

     On August 7, 2000, the Company released its fiscal 2000 results. The Company reported that revenues for the fiscal year ended June 30, 2000 increased 13% to $80.1 million compared with $71.2 million reported for fiscal 1999, and that net earnings of $20.0 million for the fiscal year ended June 30, 2000 were up 1% from net earnings of $19.7 million for fiscal 1999. Diluted earnings per share for fiscal 2000 increased 4% to $1.67 per share, compared with $1.60 per share for fiscal 1999, benefiting from a lower number of common shares outstanding.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_________________________________________________________________

                                Amplicon, Inc.
                 ____________________________________________
                 (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      September 28, 2000

By        S. Leslie Jewett/s/
          __________________
          S. Leslie Jewett
          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
   Intentional misstatements or omissions of fact constitute
       Federal Criminal Violations (See 18 U.S.C. 1001).